Mail Stop - 3561

August 2, 2005


Via U.S. Mail
Mr. Gerry Wang
Chief Executive Officer
Seaspan Containerships Corp.
c/o Seaspan Container Lines Limited
200 Granville Street
Suite 2600
Vancouver, British Columbia

RE: 		Seaspan Corporation
		Registration Statement filed on Form F-1
		Filed July 21, 2005
		File No. 333-126762

Dear Mr. Wang,

      We have reviewed the company`s filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please move the Item 502 legend from page iii to the back coverpage or explain why it is included on page iii.
2. We note the article in The Wall Street Journal, dated August 1, 2005, regarding the potential acquisition of CP Ships Limited by China Shipping Group. Please revise your prospectus, as necessary, to disclose the impact an acquisition of CP Ships would have on your charter arrangements.

Prospectus Summary, page 1
Overview, page 1
3. Disclose here that the amount you expect to raise through your planned 2007 follow-on offering will be decreased if the overallotment option is exercised.

Use of Proceeds, page 56
4. Please revise the second sentence of the second paragraph to be consistent with your disclosure on pages 10 and 68 (i.e. a portion of the specified cash balance will fund $4.1 million of dividends on your subordinated shares). Revise also to refer to the correct bulletpoint on this page.

Principal Shareholders, page 126
5. Please explain why the "Common Shares to be Beneficially Owned" disclosure will be subject to the assumption that the underwriters` overallotment option will not be exercised.

Non-United States Tax Consequences, page 151
6. Please remove the first sentence of the third paragraph. The opinion may not disclaim responsibility or in any way imply that investors are not entitled to rely on the opinion. Make similar revisions to the "Canadian Federal Income Tax Consequences" section.

Canadian Federal Income Tax Consequences, page 151
7. Please revise to reach a firm conclusion on the tax consequences to U.S. Resident Holders. Additionally, while you may cross-reference your discussion in a separate section, all relevant conclusions and analyses should be included in this section.

Exhibits
8. Please file your charter agreements with China Shipping and Lykes.

Closing

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Patrick Kuhn at (202) 551-3308 or Michael Fay, at (202) 551-3812, if you have questions regarding comments on the financial statements and related matters. Please contact Mathew C.
Bazley, at (202) 551-3382, or me, at (202) 551-3750 with any other questions.

      Sincerely,


							Max A. Webb
							Assistant Director

cc: 	Via facsimile: 212-237-0100
	Mike Rosenwasser
	Vinson & Elkins L.L.P.
	666 Fifth Avenue
	26th Floor
	New York, NY 10103
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Seaspan Corporation
August 2, 2005
Page 1